UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 9)1

Rent-A-Center, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

76009N100

(CUSIP Number)

glenn w. welling

engaged capital, llc

610 Newport Center Drive, Suite 250

Newport Beach, California 92660

(949) 734-7900

STEVE WOLOSKY

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 5, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 76009N100

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,519,969
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,519,969
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,519,969
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 76009N100

1	NAME OF REPORTING PERSON

Engaged Capital Co-Invest V, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,703,611
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,703,611
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,703,611
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 76009N100

1	NAME OF REPORTING PERSON

Engaged Capital Co-Invest V-A, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,390,148
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,390,148
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,390,148
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 76009N100

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,519,969
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,519,969
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,519,969
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. 76009N100

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,519,969
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,519,969
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,519,969
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON

CO

6

CUSIP NO. 76009N100

1	NAME OF REPORTING PERSON

Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,983,609
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,983,609
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,983,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 76009N100

1	NAME OF REPORTING PERSON

Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,983,609
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,983,609
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,983,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP NO. 76009N100

1	NAME OF REPORTING PERSON

Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,983,609
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,983,609
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,983,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 76009N100

1	NAME OF REPORTING PERSON

Christopher B. Hetrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		14,265*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

14,265*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,265*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%*
14	TYPE OF REPORTING PERSON

IN

* Consists of Shares underlying certain Director Deferred Stock Units awarded to Mr. Hetrick in his capacity as a director of the Issuer. Each Director Deferred Stock Unit represents the right to receive one Share upon the termination of Mr. Hetrick’s service as a director of the Issuer.

10

CUSIP NO. 76009N100

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Engaged Capital Flagship Master, Engaged Capital Co-Invest V and Engaged Capital Co-Invest V-A and held in the Engaged Capital Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,519,969 Shares beneficially owned by Engaged Capital Flagship Master is approximately $23,997,750, including brokerage commissions. The aggregate purchase price of the 2,703,611 Shares beneficially owned by Engaged Capital Co-Invest V is approximately $23,838,010, including brokerage commissions. The aggregate purchase price of the 3,390,148 Shares beneficially owned by Engaged Capital Co-Invest V-A is approximately $30,143,101, including brokerage commissions. The aggregate purchase price of the 369,881 Shares held in the Engaged Capital Account is approximately $3,490,546, including brokerage commissions.

Mr. Hetrick has been awarded 14,265 Director Deferred Stock Units in his capacity as a director of the Issuer. Each Director Deferred Stock Unit represents the right to receive one Share upon the termination of Mr. Hetrick’s service as a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 5, 2018, Engaged Capital and certain of its affiliates (collectively, “Engaged”) entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer. Pursuant to the Cooperation Agreement, in addition to incumbent directors J.V. Lentell and Michael J. Gade, the Issuer will nominate for election at the 2018 annual meeting of stockholders (the “2018 Annual Meeting”) one new independent director to be proposed by Engaged, which individual will replace the nomination of incumbent director Rishi Garg, who will not stand for re-election at the 2018 Annual Meeting. Prior to the 2018 Annual Meeting, the Board of Directors (the “Board”) will be composed of six directors (currently Messrs. Lentell, Gade and Garg together with Jeffrey J. Brown, Mitchell E. Fadel and Christopher B. Hetrick, who were each Engaged nominees and elected at the Issuer’s 2017 annual meeting of stockholders), but may be expanded thereafter to seven directors during the remaining term of the Cooperation Agreement, in which case nominees for the seventh director seat would be proposed by Engaged. The Issuer also agreed to terminate its stockholder rights plan no later than February 28, 2018.

Pursuant to the Cooperation Agreement, Engaged has agreed to vote its Shares at the 2018 Annual Meeting (i) in favor of the Issuer’s previously announced proposal to amend the Issuer’s Certificate of Incorporation, as amended, to declassify the structure of the Board such that all directors will stand for election on an annual basis, (ii) in favor of the election of the Issuer’s nominees to the Board, (iii) against any nominees for director not recommended by the Board, (iv) against any proposals to remove any director and (v) in accordance with the Board’s recommendation with respect to any stockholder proposals or other business presented at such meeting, subject to certain exceptions. In addition, Engaged has agreed to certain standstill restrictions from the date of the Cooperation Agreement through the date of the 2018 Annual Meeting.

11

CUSIP NO. 76009N100

The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 53,311,807 Shares outstanding as of October 23, 2017, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2017.

As of the date hereof, Engaged Capital Flagship Master beneficially owned 2,519,969 Shares, constituting approximately 4.7% of the Shares outstanding. Each of Engaged Capital Fund and Engaged Capital Offshore, as feeder funds of Engaged Capital Flagship Master, may be deemed to beneficially own the 2,519,969 Shares owned by Engaged Capital Flagship Master, constituting approximately 4.7% of the Shares outstanding.

As of the date hereof, Engaged Capital Co-Invest V beneficially owned 2,703,611 Shares, constituting approximately 5.1% of the Shares outstanding.

As of the date hereof, Engaged Capital Co-Invest V-A beneficially owned 3,390,148 Shares, constituting approximately 6.4% of the Shares outstanding.

As of the date hereof, 369,881 Shares were held in the Engaged Capital Account, constituting less than 1% of the Shares outstanding.

Engaged Capital, as the general partner and investment adviser of Engaged Capital Flagship Master, Engaged Capital Co-Invest V and Engaged Capital Co-Invest V-A and the investment adviser of the Engaged Capital Account, may be deemed to beneficially own the 8,983,609 Shares owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest V and Engaged Capital Co-Invest V-A and held in the Engaged Capital Account, constituting approximately 16.9% of the Shares outstanding. Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 8,983,609 Shares owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest V and Engaged Capital Co-Invest V-A and held in the Engaged Capital Account, constituting approximately 16.9% of the Shares outstanding. Mr. Welling, as the Founder and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 8,983,609 Shares owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest V and Engaged Capital Co-Invest V-A and held in the Engaged Capital Account, constituting approximately 16.9% of the Shares outstanding.

As of the date hereof, Mr. Hetrick may be deemed to beneficially own 14,265 Shares, consisting of Director Deferred Stock Units representing the right to receive Shares upon the termination of his service as a director, constituting less than 1% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

12

CUSIP NO. 76009N100

(b)       By virtue of their respective positions with Engaged Capital Flagship Master, each of Engaged Capital Fund, Engaged Capital Offshore, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Flagship Master.

By virtue of their respective positions with Engaged Capital Co-Invest V, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Co-Invest V.

By virtue of their respective positions with Engaged Capital Co-Invest V-A, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Co-Invest V-A.

By virtue of their respective positions with the Engaged Capital Account, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares held in the Engaged Capital Account.

Mr. Hetrick has the sole power to vote and dispose of the Shares owned by him.

(c)       Except for the 14,265 Director Deferred Stock Units awarded to Mr. Hetrick in his capacity as a director of the Issuer on January 2, 2018, there have been no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 5, 2018, Engaged and the Issuer entered into the Cooperation Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Cooperation Agreement, dated February 5, 2018.

13

CUSIP NO. 76009N100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2018

Engaged Capital Flagship Master Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest V, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest V-A, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

14

CUSIP NO. 76009N100

Engaged Capital Flagship Fund, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling

/s/ Christopher B. Hetrick
Christopher B. Hetrick

15